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                         August 16, 2023

       Patrick Decker
       Chief Executive Officer
       Xylem Inc.
       301 Water Street SE
       Washington, DC 20003

                                                        Re: Xylem Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 3, 2023
                                                            File No. 001-35229

       Dear Patrick Decker:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                         Sincerely,


                         Division of Corporation Finance

                         Disclosure Review Program